Exhibit 99.1

United Maritime Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2024 and Declares Cash Dividend of $0.075 Per Share

Highlights
(in million USD, except LPS & EPS)	Q3 2024	Q3 2023	9M 2024	9M 2023
Net Revenues	$11.6	$11.7	$34.6	$24.5
Net (loss) / income	$(0.9)	$8.9	$(1.6)	$0.9
Adjusted net (loss) / income [1]	$(0.3)	$9.2	$(0.5)	$3.4
EBITDA[1]	$4.5	$13.5	$14.0	$11.9
Adjusted EBITDA[1]	$5.1	$13.8	$15.1	$14.4

(Loss) / Earnings per share Basic	$(0.10)	$1.00	$(0.18)	$0.10
(Loss) / Earnings per share Diluted	$(0.10)	$0.91	$(0.18)	$0.09
Adjusted (loss) / earnings per share Basic[1]	$(0.03)	$1.03	$(0.06)	$0.40
Adjusted (loss) / earnings per share Diluted[1]	$(0.03)	$0.95	$(0.06)	$0.35

Other Highlights and Developments:

◾	Consistent Shareholder Returns: Declared a quarterly cash dividend of $0.075 per share for Q3 2024, marking the eighth consecutive quarterly distribution.

◾	Since November 2022, the Company has declared total cash dividends of $1.60 per share, amounting to $12.7 million, representing a substantial portion of United’s market capitalization

◾
Strategic Fleet Enhancement: Acquired a 2016-built Kamsarmax dry bulk vessel under an 18-month bareboat charter agreement with a purchase option, reinforcing our focus on fleet modernization and operational flexibility.

1   Adjusted (loss) / earnings per share, Adjusted Net (loss) / income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted (loss) / earnings per share, Adjusted Net (loss) / Income, EBITDA and Adjusted EBITDA to net (loss)/ income, the most directly comparable U.S. GAAP measure.

◾
Accretive Capital Management: Completed share buybacks worth approximately $0.4 million during the third quarter of 2024, demonstrating our confidence in the Company’s value. Total buybacks of $0.5 million in 2024 to date.

◾
Robust Financing Achievements: Secured $48.3 million in aggregate financings year-to-date, facilitating key strategic initiatives, including the successful exercise of advantageous purchase options for two Panamax vessels, positioning the Company for long-term growth.

November 26, 2024 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the third quarter and nine months ended September 30, 2024. The Company also declared a quarterly dividend of $0.075 per common share for the third quarter of 2024.

For the quarter ended September 30, 2024, the Company generated Net Revenues of $11.6 million compared to $11.7 million in the third quarter of 2023. Net Loss and Adjusted Net Loss for the quarter were $0.9 million and $0.3 million, respectively, compared to Net Income of $8.9 million and Adjusted Net Income of $9.2 million in the third quarter of 2023. Adjusted EBITDA for the quarter was $5.1 million, compared to $13.8 million for the same period of 2023. The Time Charter Equivalent rate (“TCE rate”)2 of the fleet for the third quarter of 2024 was $16,365 per day.

For the nine-month period ended September 30, 2024, the Company generated Net Revenues of $34.6 million, compared to $24.5 million in the same period of 2023. Net Loss and Adjusted Net Loss for the period were $1.6 million and $0.5 million, respectively, compared to Net Income of $0.9 million and Adjusted Net Income of $3.4 million in the respective period of 2023. Adjusted EBITDA for the first nine months of 2024 was $15.1 million, compared to $14.4 million for the same period of 2023. The TCE rate of the fleet for the first nine months of 2024 was $16,246 per day.

Cash and cash-equivalents and restricted cash as of September 30, 2024, stood at $11.4 million. Shareholders’ equity at the end of the third quarter was $62.5 million, while long-term debt, finance lease liabilities and other financial liabilities, net of deferred finance costs stood at $101.1 million as of September 30, 2024. The book value of our fleet as of September 30, 2024, stood at $155.3 million, including one chartered-in Kamsarmax vessel.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

"In the third quarter of 2024, United continued to deliver value to shareholders, announcing our eighth consecutive quarterly dividend, set at $0.075 per share. This distribution represents an annualized yield of 15% per share.3 Over the past two years, we have returned $1.60 per share in dividends, prioritizing shareholder returns even amidst market challenges.

Our strategy to modernize and optimize our fleet continues to yield significant benefits. The delivery of the 2016-built M/V Nisea, coupled with the profitable sale of the M/V Oasea, which we sold for $1.4 million book profit in July, underscores our disciplined approach to fleet renewal. These transactions not only reduce the average age of our vessels but also secure high-quality charters at rates above market averages, demonstrating the strength of our commercial strategy.

While our third quarter financial results reflect a period of transition, they also highlight the robustness of our operational platform. Our adjusted EBITDA of $5.1 million and near-perfect fleet utilization of 99.9% are testaments to our operational efficiency and market adaptability. Moreover, our prudent capital management ensures that we are well-positioned to capture growth opportunities in a dry bulk market that continues to benefit from favorable supply-demand dynamics.

In the fourth quarter, based on current FFA levels, we expect to deliver a daily TCE of $15,140, also taking into account that three Panamax and two Capesize vessels are operating under fixed daily rates, leaving one Capesize and two Panamax exposed to the spot market developments. Lastly, as regards our commercial developments, the M/V Cretansea was fixed on a one-year time charter at an index-linked rate with a major commodity trading company.

2   TCE Rate is a non-GAAP measure. Please see the reconciliation below of TCE Rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
3   Based on the closing price on November 22, 2024.

Concerning the dry bulk market, we note that conditions remain favorable, with positive developments being led mainly by the Capesize sector where projected ton-mile demand exceeds projected fleet supply growth according to all forecasts. Over the next years the positive outlook for the dry bulk market is a function of low expected fleet growth owing to limited newbuilding ordering in the face of strict environmental regulations that are increasing the need for fleet renewal.

As we look ahead, our focus remains on driving sustainable growth through strategic fleet investments and diversification initiatives like our recently announced participation in an offshore project concerning the construction of an Energy Construction Vessel. This forward-looking approach ensures United is not only well-equipped to capitalize on emerging market trends but also positioned to deliver long-term value to our shareholders under changing market conditions."

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Oct-25	Dec-25
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked(2)	Jan-25	Jun-25
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	Spot Employment	N/A	N/A
Nisea(3)	Dry Bulk / Kamsarmax	82,235	2016	Oshima	T/C Fixed Rate	Jul-25	Sep-25
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Sep-25	Dec-25
Chrisea	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	May-25	Sep-25
Synthesea	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Aug-25	Dec-25
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jun-25	Oct-25
Total/Average age		922,072	14.7 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Fourth Quarter 2024 TCE Rate Guidance”.

(3)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

Fleet Data:

	Q3 2024	Q3 2023	9M 2024	9M 2023
Ownership days(1)	683	687	2,139	1,603
Operating days(2)	682	628	2,045	1,443
Fleet utilization(3)	99.9%	91.4%	95.6%	90.0%
TCE rate(4)	$16,365	$16,186	$16,246	$15,141
Daily Vessel Operating Expenses(5)	$6,795	$6,668	$6,806	$6,894

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q3 2024	Q3 2023	9M 2024	9M 2023
Vessel revenue, net	11,566	11,682	34,607	24,514
Less: Voyage expenses	405	1,517	1,383	2,666
Time charter equivalent revenues	11,161	10,165	33,224	21,848
Operating days	682	628	2,045	1,443
TCE rate	$16,365	$16,186	$16,246	$15,141

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2024	Q3 2023	9M 2024	9M 2023
Vessel operating expenses	5,256	5,992	15,174	15,129
Less: Pre-delivery expenses	615	1,411	615	4,078
Vessel operating expenses before pre-delivery expenses	4,641	4,581	14,559	11,051
Ownership days	683	687	2,139	1,603
Daily Vessel Operating Expenses	$6,795	$6,668	$6,806	$6,894

Net (Loss) / Income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q3 2024	Q3 2023	9M 2024	9M 2023
Net (loss) / income	(894)	8,861	(1,562)	947
Interest and finance cost, net	1,876	2,001	5,847	4,746
Depreciation and amortization	3,496	2,641	9,715	6,210
EBITDA	4,478	13,503	14,000	11,903
Stock based compensation	238	329	668	2,504
Loss / (gain) on extinguishment of debt	375	(20)	397	(20)
Adjusted EBITDA	5,091	13,812	15,065	14,387

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation and loss / (gain) on extinguishment of debt, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Net (Loss) / Income and Adjusted Net (Loss) / Income Reconciliation and calculation of Adjusted (Loss) / Income Per Share

(In thousands of U.S. Dollars)

	Q3 2024	Q3 2023	9M 2024	9M 2023
Net (loss) / Income	(894)	8,861	(1,562)	947
Stock based compensation	238	329	668	2,504
Loss / (gain) on extinguishment of debt	375	(20)	397	(20)
Adjusted net (loss) / income	(281)	9,170	(497)	3,431
Adjusted net (loss) / income – common shareholders	(281)	8,937	(497)	3,336
Adjusted (loss) / earnings per common share, basic	(0.03)	1.03	(0.06)	0.40
Adjusted (loss) / earnings per common share, diluted	(0.03)	0.95	(0.06)	0.35
Weighted average number of common shares outstanding, basic	8,738,183	8,654,584	8,723,765	8,240,924
Weighted average number of common shares outstanding, diluted	8,775,011	9,430,825	8,797,527	9,555,407

To derive Adjusted Net (loss) / income and Adjusted Net (loss) / income Per Share, both non-GAAP measures, from Net (loss) / income, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net (loss) / income and Adjusted Net (loss) / income Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss / (gain) on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net (loss) / income and Adjusted Net (loss) / income Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Fourth Quarter 2024 TCE Rate Guidance:

As of the date hereof, approximately 87% of the Company fleet’s expected operating days in the fourth quarter of 2024 have been fixed at an estimated TCE rate of approximately $15,700. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE rate will be equal to an average Forward Freight Agreement (“FFA”) rate of $21,254 for Capesize and $10,107 for Kamsarmax per day (based on the FFA curve of November 22, 2024), our estimated TCE for the fourth quarter of 2024 is approximately $15,1404. Our TCE rate guidance for the fourth quarter of 2024 includes the already performed conversions of index-linked charters to fixed for the period.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the fourth quarter of 2024:

	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversions)	184	$18,705
TCE - fixed rate	114	$15,097
TCE – index-linked	389	$13,465
Total / Average	687	$15,140

Third Quarter and Recent Developments:

Dividend Distribution for Q2 2024 and Declaration of Q3 2024 Dividend

On October 10, 2024, the Company paid the previously announced quarterly dividend of $0.075 per common share, for the second quarter of 2024, to all shareholders of record as of September 27, 2024.

The Company also declared a cash dividend of $0.075 per common share for the third quarter of 2024 payable on or about January 10, 2025, to all shareholders of record as of December 27, 2024.

Buyback of Common Shares – 3rd Repurchase Plan

During the third quarter of 2024, we repurchased 168,189 common shares in open market transactions at an average price of $2.54 per share for an aggregate consideration of $0.4 million pursuant to the $3.0 million share repurchase program commenced in October 2022. All the abovementioned shares were cancelled and removed from our share capital as of the date of this release. As of November 22, 2024, the Company had 8,844,267 common shares issued and outstanding.

Vessel transactions and commercial updates

Delivery of M/V Nisea and time-charter agreement

In September 2024, the Company took delivery of the 82,235 dwt M/V Nisea built in 2016 in Japan. The M/V Nisea is chartered-in under an 18-month bareboat charter agreement, with a downpayment of $7.5 million (already paid), a daily charter rate of $8,000 over the period of the bareboat charter, and a purchase option of approximately $16.6 million at the end of the bareboat charter.

The M/V Nisea is chartered by Mitsui O.S.K. Lines, Ltd. (“MOL”) for a period of minimum 10 months to maximum 12 months, at a fixed rate of $16,500.

M/V Cretansea – New time-charter agreement

In October 2024, the M/V Cretansea commenced employment under a new T/C agreement at an index linked rate, with a major commodity trading company for a period of about 11 months to about 13 months. The T/C provides the Company with the option to convert the variable charter hire to a fixed rate for a period of minimum two months priced at the prevailing FFA rate for the selected period.

4   This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to an average FFA rate of $21,254 for Capesize and $10,107 for Kamsarmax per day (based on the FFA curve of November 22, 2024). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Sale of M/V Oasea

On July 19, 2024, the M/V Oasea was delivered to her new owners, an unaffiliated third party, for a gross sale price of $20.2 million. An accounting profit of $1.4 million was recognized in the third quarter of 2024.

Financing updates

In August 2024, the Company successfully completed two previously-disclosed sale-and-leaseback and loan agreements, securing an aggregate amount of $34.5 million. These financings facilitated the exercise of purchase options for M/V Synthesea and M/V Chrisea.

2024 Annual Meeting of Shareholders

At the 2024 Annual Meeting of Shareholders held on November 7, 2024, the Company’s shareholders approved the re-election of Mr. Stavros Gyftakis and Mr. Dimitrios Kostopoulos to serve until the 2027 Annual Meeting of Shareholders as Class B directors and the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A to serve as the Company’s independent auditors for the fiscal year ending December 31, 2024.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	September 30, 2024	December 31, 2023*
ASSETS
Cash and cash equivalents and restricted cash	11,411	14,501
Vessels and Right-of-use assets, net	155,340	152,525
Other assets	12,776	7,779
TOTAL ASSETS	179,527	174,805

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	101,113	95,954
Other liabilities	15,949	12,982
Stockholders’ equity	62,465	65,869
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	179,527	174,805

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Vessel revenue, net	11,566	11,682	34,607	24,514
Expenses:
Voyage expenses	(405)	(1,517)	(1,383)	(2,666)
Vessel operating expenses	(5,256)	(5,992)	(15,174)	(15,129)
Management fees	(526)	(551)	(1,691)	(1,377)
General and administration expenses	(1,760)	(1,959)	(3,265)	(5,284)
Depreciation and amortization	(3,496)	(2,641)	(9,715)	(6,210)
Gain on sale of vessel	1,426	11,804	1,426	11,804
Operating income	1,549	10,826	4,805	5,652
Other income / (expenses):
Interest and finance costs	(1,969)	(2,085)	(6,103)	(5,064)
Interest income	93	84	256	318
(Loss) / gain on extinguishment of debt	(375)	20	(397)	20
Other (loss) / income	(144)	(44)	(143)	9
Other, net	(48)	60	20	12
Total other expenses, net:	(2,443)	(1,965)	(6,367)	(4,705)
Net (loss) / income	(894)	8,861	(1,562)	947
Net (loss) / income attributable to common shareholders	(894)	8,628	(1,562)	852

Net (loss) / income per common share, basic	(0.10)	1.00	(0.18)	0.10
Net (loss) / income per common share, diluted	(0.10)	0.91	(0.18)	0.09
Weighted average number of common shares outstanding, basic	8,738,183	8,654,584	8,723,765	8,240,924
Weighted average number of common shares outstanding, diluted	8,775,011	9,430,825	8,797,527	9,555,407

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net cash provided by / (used in) operating activities	6,321	(7,051)
Net cash provided by / (used in) investing activities	9,664	(58,404)
Net cash (used in) / provided by financing activities	(19,075)	9,863

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of eight dry bulk vessels, comprising three Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 922,072 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com